SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

SuccessFactors, Inc.

(Name of Subject Company (Issuer))

Saturn Expansion Corporation

a wholly-owned subsidiary of

SAP America, Inc.

an indirectly wholly-owned subsidiary of

SAP AG

(Name of Filing Persons, Offerors)

Common Stock, par value $0.001 per share,

(Title of Class of Securities)

864596101

(CUSIP Number of Class of Securities)

Michael Junge

Executive Vice President and General Counsel

SAP AG

Dietmar-Hopp-Allee 16

D-69190 Walldorf

Federal Republic of Germany

+49 6227 74 7474

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

A. Peter Harwich

Allen & Overy LLP

1221 Avenue of the Americas

New York, New York 10020

Telephone: (212) 610-6300

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,819,221,880	$437,682.83

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $40.00, the per share tender offer price, by shares of common stock of SuccessFactors, Inc., which includes (a) 84,801,782 shares of common stock issued and outstanding (including shares of restricted stock, but excluding treasury shares), (b) 6,130,344 shares of common stock subject to outstanding stock options with an exercise price less than $40.00 and (c) 4,548,421 restricted stock units outstanding.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by .00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $437,682.83	Filing Party: Saturn Expansion Corporation
Form or Registration No.: Schedule TO-T	Date Filed: December 16, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 16, 2011 (as amended or supplemented, the “Schedule TO”) by Saturn Expansion Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“SAP America”) and an indirectly wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”). The Schedule TO relates to the offer by the Purchaser to purchase all issued and outstanding shares of common stock of SuccessFactors, Inc., a Delaware corporation (“SuccessFactors”), par value $0.001 per share (the “SuccessFactors Common Stock” or the “Shares”), at a price of $40.00 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated December 16, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11. Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

(1) Section 11(i) – “Recent Developments Relating to SuccessFactors.” of the Offer to Purchase is hereby amended and supplemented by adding the following as new paragraphs to the end thereof:

On December 28, 2011, the Peretti and Steamfitters Local 449 Pension Plan actions were consolidated by order of the Superior Court of the State of California, County of San Mateo (the “Court”). The Court’s consolidation order applies to all other actions subsequently filed in or transferred to Superior Court of the State of California, County of San Mateo that concern substantially the same facts and subject matter, including Booth Family Trust v. SuccessFactors, Inc. et al., Case No. CIV510800, a purported stockholder class action suit filed on December 30, 2011. On January 5, 2012, plaintiffs in the consolidated actions filed a consolidated class action complaint, captioned In re SuccessFactors, Inc. Shareholders Litigation, Case No. CIV510279. The consolidated class action complaint seeks certification of a class of SuccessFactors stockholders and generally alleges, among other things, that (i) the members of the SuccessFactors Board breached their fiduciary duties in connection with the transactions contemplated by the Merger Agreement by failing to maximize stockholder value, agreeing to coercive and preclusive deal protection provisions, issuing a false and misleading Solicitation/Recommendation Statement on Schedule 14D-9, and failing to protect against conflicts of interest; and (ii) SAP America and the Purchaser aided and abetted the SuccessFactors Board’s purported breaches of fiduciary duties. The complaint seeks, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated, damages, and attorneys’ fees and costs. SAP America and the Purchaser have not yet responded to the complaint. SAP America and the Purchaser believe the plaintiffs’ allegations are without merit and intend to contest them vigorously.

On January 5, 2012, SuccessFactors, the members of the SuccessFactors Board, SAP America and the Purchaser were named as defendants in a purported stockholder class action suit in the United States District Court for the Northern District of California, captioned Israni v. Dalgaard et al., Case No. 12-CV-0076-JSW. The federal complaint seeks certification of a class of SuccessFactors stockholders and generally alleges, among other things, that (i) SuccessFactors issued a Solicitation/Recommendation Statement on Schedule 14D-9 that is materially misleading and omits material facts; (ii) the members of the SuccessFactors Board breached their fiduciary duties in connection with the transactions contemplated by the Merger Agreement by failing to maximize stockholder value, agreeing to coercive and preclusive deal protection provisions, issuing a false and misleading Solicitation/Recommendation Statement on Schedule 14D-9, and failing to protect against conflicts of interest; and (iii) SuccessFactors, SAP America, and the Purchaser aided and abetted the SuccessFactors Board’s purported breaches of fiduciary duties. The complaint seeks, among other relief, a declaration that the Solicitation/Recommendation Statement on Schedule 14D-9 is materially misleading and omits material facts, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated, damages, and attorneys’ fees and costs. SAP America and the Purchaser have not yet responded to the complaint. SAP America and the Purchaser believe the plaintiff’s allegations are without merit and intend to contest them vigorously.

(2) The eighth paragraph of Section 15 – “Legal Matters; Required Regulatory Approvals” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Austrian Antitrust Laws. Section 10 of the Austrian Cartel Act requires SAP AG and SuccessFactors to file a notification with the Federal Competition Authority (“FCA”) in Austria and provides that the acquisition of shares of Common Stock in the Offer shall not occur until a four week waiting period from submission of a complete notification to the FCA, or in case of an in-depth investigation, an additional waiting period of five months, has expired or otherwise terminated. SAP AG submitted the filing in Austria on December 12, 2011 and received a clearance decision of the FCA on January 10, 2012.

(3) The ninth paragraph of Section 15 – “Legal Matters; Required Regulatory Approvals” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Irish Antitrust Law. Part 3 of the Competition Act of 2002 requires SAP AG and SuccessFactors to file a notification with the Competition Authority (“CA”) within one month (45 days where remedies are proposed) of execution of the Merger Agreement or commencement of the Offer and provides that the acquisition of shares of Common Stock in the Offer shall not occur until a one month waiting period from the “appropriate date” has expired, which is the later of (i) submission of a complete notification to the CA or (ii) submission of all additional information requested by the CA. In case of an in-depth investigation, there is an additional waiting period of four months from the appropriate date. SAP AG submitted the filing in Ireland on behalf of itself and SuccessFactors on December 12, 2011 and received a clearance decision of the CA in Ireland on January 10, 2012.

(4) The subsection of Schedule 1 of the Offer to Purchase titled “SATURN EXPANSION CORPORATION” is hereby amended and restated in its entirety as follows:

SATURN EXPANSION CORPORATION

The following table sets forth the present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years for Arlen Shenkman, the President of Saturn Expansion Corporation and Brad C. Brubaker, the Secretary of Saturn Expansion Corporation. Each of Messrs. Shenkman and Brubaker is a citizen of the United States of America. Mr. Shenkman’s current business address is 3999 West Chester Pike, Newtown Square, PA 19073, and his current business phone number is (610) 661-1000. Mr. Brubaker’s current business address is 3999 West Chester Pike, Newtown Square, PA 19073, and his current business phone number is (610) 661-1000.

Name	Office	Present Principal Occupation or Employment and Material Positions Held During the Past Five Years
Arlen Shenkman	President and Director

Present occupation: Interim Head of Corporate Development of SAP America

Positions in past five years: Global Vice President of Corporate Development of SAP America, Vice President of Corporate Development of SAP America, Vice President of Corporate Finance of SAP America

Brad C. Brubaker	Secretary and Director	Present occupation: see above Positions in past five years: see above

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented with the following:

(a)(5)(G)	Consolidated complaint captioned In re SuccessFactors, Inc. Shareholders Litigation, Case No. CIV510279, filed on January 5, 2012 in the Superior Court of the State of California – County of San Mateo, incorporated herein by reference to Amendment No. 3 to the Schedule 14D-9 filed by SuccessFactors on January 11, 2012.

(a)(5)(H)	Complaint captioned Sanjay Israni v. Lars Dalgaard et al., Case No. 12-CV-0076-JSW, filed on January 5, 2012 in the United States District Court for the Northern District of California, incorporated herein by reference to Amendment No. 3 to the Schedule 14D-9 filed by SuccessFactors on January 11, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2012

SATURN EXPANSION CORPORATION

By:	/s/ Brad C. Brubaker
Name:	Brad C. Brubaker
Title:	Secretary

SAP AMERICA, INC.

By:	/s/ Brad C. Brubaker
Name:	Brad C. Brubaker
Title:	Secretary

SAP AG

By:	/s/ Michael Ploetner
Name:	Michael Ploetner
Title:	Authorized Signatory

By:	/s/ Wendy Boufford
Name:	Wendy Boufford
Title:	Authorized Signatory

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated December 16, 2011.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Press release issued by SAP AG and SuccessFactors on December 3, 2011, incorporated herein by reference to the Form 6-K furnished by SAP AG, SAP America and the Purchaser on December 5, 2011.

(a)(5)(B)*	Summary Advertisement as published in the Wall Street Journal on December 16, 2011.

(a)(5)(C)*	Press release issued by SAP AG on December 16, 2011.

(a)(5)(D)*	Complaint captioned Federic Peretti v. Douglas J. Burgum et al., Case No. CIV510279 filed on December 8, 2011 in the Superior Court of the State of California – County of San Mateo, incorporated herein by reference to the Schedule 14D-9 filed by SuccessFactors on December 16, 2011.

(a)(5)(E)*	Complaint captioned Steamfitters Local 449 Pension Plan v. Douglas J. Burgum et al., Case No. CIV510436 filed on December 14, 2011 in the Superior Court of the State of California – County of San Mateo, incorporated herein by reference to Amendment No. 1 to the Schedule 14D-9 filed by SuccessFactors on December 21, 2011.

(a)(5)(F)*	Press release issued by SAP AG on December 27, 2011.

(a)(5)(G)	Consolidated complaint captioned In re SuccessFactors, Inc. Shareholders Litigation, Case No. CIV510279, filed on January 5, 2012 in the Superior Court of the State of California – County of San Mateo, incorporated herein by reference to Amendment No. 3 to the Schedule 14D-9 filed by SuccessFactors on January 11, 2012.

(a)(5)(H)	Complaint captioned Sanjay Israni v. Lars Dalgaard et al., Case No. 12-CV-0076-JSW, filed on January 5, 2012 in the United States District Court for the Northern District of California, incorporated herein by reference to Amendment No. 3 to the Schedule 14D-9 filed by SuccessFactors on January 11, 2012.

(b)(1)*	Euro 1 billion Credit Facility Agreement dated December 3, 2011, among SAP AG, as borrower, J.P. Morgan Limited as mandated lead arranger, the financial institution listed in Schedule 1 as original lender, and J.P. Morgan Europe Limited, as agent.

(d)(1)*	Agreement and Plan of Merger dated as of December 3, 2011 by and among SAP America, the Purchaser and SuccessFactors incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SuccessFactors on December 5, 2011.

(d)(2)*	Mutual Non-Disclosure Agreement effective as of October 20, 2011 between SAP AG and SuccessFactors.

(d)(3)*	Exclusivity Agreement dated as of November 9, 2011 between SAP AG and SuccessFactors.

(g)	Not applicable.

(h)	Not applicable.

99.2*	Power of Attorney

*	Filed Previously